

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 16, 2008

Mr. Mel G. Riggs
Chief Financial Officer
Clayton Williams Energy, Inc.
Six Desta Drive, Suite 6500
Midland, Texas 79705-5510

> **Re: Clayton Williams Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Response Letters Dated June 10 and June 13, 2008**
> **File No. 1-10924**

Dear Mr. Riggs:

        We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Clayton Williams Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

1.   We have read your response to prior comments 1 and 2, regarding your use of
        proportionate consolidation for various limited partnerships, and require further
        clarification. Please address the following points.

        (a)   We understand that you believe you are not required to fully consolidate
                 the limited partnerships for which you are the general partner because the
                 limited partners have substantive kick-out rights and there are no
                 significant barriers to exercise those rights.

                 Please provide us with the details underlying your conclusion that each of
                 the types of barriers listed in paragraph 7(b) of EITF 04-5 were not
                 present in your situation, including conditions on exercise; penalties,
                 operational barriers, and other disincentives; availability of replacement
                 general partners and adequate compensation to attract a qualified
                 replacement; presence or absence of an explicit, reasonable mechanism to
                 vote and exercise such rights; and availability of information necessary to
                 exercise the kick-out rights.

        (b)   You clarify that all limited partnerships accounted for using proportionate
                 consolidation are exclusively involved in oil and gas exploration and
                 production; while also indicating that your application is consistent with
                 the guidance in EITF 00-1. However, you provided us with a
                 supplemental schedule listing the limited partnerships that are
                 proportionately consolidated which includes two such entities in which
                 you appear to have more than a 50% interest, being Southwest Royalties
                 Inc Income Fund V, and Southwest Royalties Inc Income Fund VI.

                 The guidance in paragraph 4 of EITF 00-1 accommodates proportionate
                 consolidation for certain unincorporated legal entities that would
                 otherwise be accounted for under the equity method. Since you appear to
                 have a controlling interest in each of the two entities mentioned above, it
                 does not appear that these investments would otherwise qualify for the
                 equity method.

Given the foregoing, tell us why you believe proportionate consolidation is appropriately applied for the two limited partnerships mentioned, if that is your view. Similarly, if you are proportionately consolidating any *incorporated* entities, please identify these entities and explain your position.

(c)   As for the companies listed in Exhibit 21, you indicate that you regard limited partnerships which are proportionately consolidated as subsidiaries, stating that you "…control management of the business of the limited partnerships as general partner," notwithstanding your conclusions about control under EITF 04-5.

The reference to control in the definition of subsidiary in Rule 1-02(x) of Regulation S-X should be regarded as consistent with the concept of control that is used when answering questions of consolidation, including those that arise in applications of EITF 04-5. You are required to list significant subsidiaries in Exhibit 21, as defined in Rule 1-02(w) of Regulation S-X. This list should only include entities that are fully consolidated in your financial statements.

Since the use of proportionate consolidation is applicable only to those unincorporated legal entities that would otherwise qualify for the equity method (i.e. entities which you do not control), following EITF 00-1, we do not expect to see proportionately consolidated entities identified as subsidiaries.

<u>Oil and Gas Properties, page F-8</u>

2.   We have read the disclosure you proposed to include in future filings of the limited partnerships, responding to prior comment 4, concerning your DD&A policy. Please also address how you treat estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in your computation, based on the guidance in Regulation S-X Rule 4-10(c)(3)(i).

<u>Definitive Proxy Statement filed March 25, 2008</u>

3.   We note your response to prior comment 8. Please confirm that you will include such explanatory disclosure regarding the "Other Services" in your future filings.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

Mr. Mel G. Riggs
Clayton Williams Energy, Inc.
July 16, 2008
Page 4

comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Madison at (202) 551-3296 or Mike Karney at (202) 551-3847 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director